EXHIBIT 2.2

CERTIFICATE

OF

ADJUSTED PURCHASE PRICE OR NUMBER OF SHARES

To: The Belize Bank Limited, as rights agent and Belize transfer agent

The Bank of New York, as U.S. transfer agent

Hartford Registrars, as U.K. transfer agent

Re: Rights Agreement dated as of December 6, 1997 (the “Rights Agreement”) between Carlisle Holdings Limited (f/k/a BHI Corporation), a Belize corporation (“Carlisle”), and The Belize Bank Limited, a licensed banking institution under the laws of Belize (the “Rights Agent”)

THIS CERTIFICATE is being delivered to you pursuant to and in accordance with Section 12 of the Rights Agreement.

On May 27, 1999 Carlisle issued a stock dividend (the “Dividend”) of two (2) ordinary shares of Carlisle (“Carlisle Shares”), on each outstanding Ordinary Share to the holder of record thereof on May 21,1999.

In connection therewith, and pursuant to Section 11(p) of the Rights Agreement, the number of Rights (as defined in the rights agreement) associated with each Ordinary Share immediately after the Dividend shall thereafter be equal to one-third (1/3) of a Right, subject to further adjustment from time to time in accordance with the Rights Agreement. No adjustment to the Purchase Price (as defined in the Rights Agreement) shall be made as a result of the Dividend. A copy of the text of the relevant action of the Rights Agreement is attached hereto as Exhibit A for your reference.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of July 1, 1999.

CARLISLE HOLDINGS LIMITED

// SEALED //	By:	/s/ PHILLIP T. OSBORNE
Phillip T. Osborne, Secretary

Section 11(p) of Rights Agreement

“(p) Notwithstanding anything in this Agreement to the contrary, if at any time after the date hereof and prior to the Distribution Date the Company shall (i) pay a dividend on the outstanding Ordinary Shares payable in Ordinary Shares, (ii) subdivide the outstanding Ordinary Shares into a larger number of shares or (iii) combine the outstanding Ordinary shares into a smaller number of shares, the number of the Rights associated with each Ordinary Share then outstanding, or issued or delivered thereafter as contemplated by Section 3(c), shall be proportionately adjusted so that the number of Rights thereafter associated with each Ordinary Share following any such event shall equal the result obtained by multiplying the number of Rights associated with each Ordinary Share immediately prior to such event by fraction the numerator of which shall be the total number of Ordinary Shares outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of Ordinary Shares outstanding immediately following the occurrence of such event”.